September 25, 2007

Mr. Michael Fay

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation

Form 20-F: For the Year Ended March 31, 2007

File Number: 001-14948

Dear Mr. Fay:

I refer to your letter dated September 11, 2007 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2007, filed with the U.S. Securities and Exchange Commission on June 25, 2007.

Set forth below is our response to your comments. To assist you in the reviewing the process, I have preceded each response with a copy (in bold type) of the comment as stated in your letter.

Form 20-F: For the Year Ended March 31, 2007

Item 5.B Liquidity and Capital Resources, page 61

1.	Refer to your response to our prior comment number 1. In regard to the added clarity you intend in discussing your future cash flows of operating activities, please consider the following:
(1)

We believe a succinct discussion in a single location that explains the material underlying cash effects of the primary drivers of changes in your cash flows of operating activities, with specific reference to other locations in your filing that supplements the discussion as appropriate, is most beneficial to readers.

(2)

The underlying cash effects associated with operating activities may not be apparent from disclosures in Item 5, “Operating and Financial Review and Prospects” in regard to results of operations in which amounts disclosed therein are based on the accrual method of accounting.

(3)

Virtually all of the items currently presented in the operating activities section of your statements of cash flows are of a noncash nature (e.g., depreciation) and do not provide a sufficient basis for a reader to analyze the changes in operating cash flows in terms of cash. Accordingly, you should directly address in terms of cash the material changes in the underlying drivers affecting your operating cash flows without reliance on the reconciling items following the guidance in Section IV.B.1 of FR-72 dated December 19, 2003 (release number 33-8350)

The Company’s Response

We acknowledge the Staff’s comment. In our future filings, we will directly address in terms of cash the material changes in the underlying drivers affecting our operating cash flows, following the guidance in Section IV.B.1 of FR-72, and provide a succinct discussion in a single location with specific reference to other locations in the filing that supplements the discussion as appropriate.

Consolidated Statements of Cash Flows, page F-9

2.

Refer to your response to our prior comment number 2. Please describe for us in further detail the nature of the costs incurred to “Construct manufacturing facilities to undertake model changes by Toyota Motor Corporation” and why it is appropriate to record them as fixed assets. For example, specify whether any of the costs incurred were (1) “change over,” “set up” or “conversion” costs for rearrangements of or adjustments to existing production capability to accommodate reconfiguration of designs to existing models, (2) construction of new production capability for new models or (3) extension of capability or capacity for existing models. For costs incurred for the purpose in (1), explain to us why it is appropriate to capitalize such costs rather than expense when incurred.

The Company’s Response

We acknowledge the Staff’s comment. The nature of the costs incurred to “construct manufacturing facilities to undertake model changes by Toyota Motor Corporation” does not include any “change over”, “set up” or “conversion” costs for rearrangements of or adjustments to existing production capability to accommodate reconfiguration of designs to existing models. Instead, the nature of the costs incurred to “construct manufacturing facilities to undertake model changes by Toyota Motor Corporation” includes costs related to (a) construction of new production capability for new models, (b) extension of capability or capacity for existing models and (c) acquisition of new machinery and equipment for existing models. We have recorded the costs incurred to “construct manufacturing facilities to undertake model changes by Toyota Motor Corporation” as fixed assets in accordance with our accounting policy.

3.

In regard to the expenditures for “expanding the research and development function by Toyota Motor Europe” indicated in your response to our prior comment number 2, please explain to us your consideration of paragraph 11.a of FAS 2 in arriving at your treatment to capitalize the costs incurred as fixed assets. Include in your response the nature of the costs incurred, how the related costs have separate economic value and future use, and the fixed assets created or improvements/betterments made to existing assets along with a description of the intended use of the associated assets.

The Company’s Response

We acknowledge the Staff’s comment. The costs incurred for “expanding the research and development function by Toyota Motor Europe” include the expenditures for constructing the new office building used as a European R&D center and the expenditures for acquiring equipment commonly used for testing or inspection in research and development activities. The European R&D center handles body engineering for all Toyota models to be produced in Europe, as well as diesel engine evaluation for all Toyota models to be sold in Europe. Such equipment or facilities were acquired or constructed for research and development activities and have broad alternative future uses in research and development of Toyota products for Toyota Motor Europe and Toyota Motor Corporation. Therefore, we capitalized these costs as fixed assets in accordance with paragraph 11.a of FAS 2.

Note 20. Derivative financial instruments, page F-44

Fair value hedges, page F-44 and Undesignated derivative financial instruments, page F-45

4.

Refer to your response to our prior comment number 6. Please consider quantifying all items cited as reasons for variances so that readers may assess their relative magnitude, and disclosing the underlying reason associated with the cited item to the extent meaningful and useful.

The Company’s Response

We acknowledge the Staff’s comment. To the extent meaningful and useful to the readers of the financial statements, we will, in future filings, quantify items cited as reasons for variances and disclose the underlying reason associated with the cited items.

*        *        *

Please do not hesitate to contact me by telephone at +81-565-23-2009 or by fax at +81-565-23-5721, our legal counsel Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com , or our auditors PricewaterhouseCoopers LLP (Attention: Dennis Neider) by telephone at 1-973-236-4996, by fax at 1-813-329-4191 or by email at dennis.neider@us.pwc.com , if you have additional questions or require additional information.

Very truly yours,

/s/ Mitsuo Kinoshita
Name: Mitsuo Kinoshita Title: Executive Vice President, Member of the Board

cc:	Doug Jones (Division of Corporation Finance)

Masahisa Ikeda (Shearman & Sterling LLP)

Dennis Neider (PricewaterhouseCoopers LLP)

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